SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LIBERTY MEDIA CORPORATION

(formerly known as Liberty CapStarz, Inc.)

(Name of Issuer)

Series A Liberty Capital common stock, par value $.01 per share;

Series B Liberty Capital common stock, par value $.01 per share;

Series A Liberty Starz common stock, par value $.01 per share; and

Series B Liberty Starz common stock, par value $.01 per share

(Title of Class of Securities)

Series A Liberty Capital common stock: 530322106;

Series B Liberty Capital common stock: 530322205;

Series A Liberty Starz common stock: 530322304; and

Series B Liberty Starz common stock: 530322403

(CUSIP Numbers)

Robert R. Bennett

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2011

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 530322106 (LCAPA) 530322205 (LCAPB) 530322304 (LSTZA) 530322403 (LSTZB)

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Robert R. Bennett

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7

Sole Voting Power
Liberty Capital Series A common stock:  116,154 (1, 2, 3, 4)

Liberty Capital Series B common stock:  834,013 (1)

Liberty Starz Series A common stock: 43,494 (2, 3, 4)

Liberty Starz Series B common stock: 333,605 (1, 2)

	8	Shared Voting Power Liberty Capital Series A common stock: 0 Liberty Capital Series B common stock: 0 Liberty Starz Series A common stock: 0 Liberty Starz Series B common stock: 0

9

Sole Dispositive Power
Liberty Capital Series A common stock:  116,154 (1, 2, 3, 4)

Liberty Capital Series B common stock:  834,013 (1)

Liberty Starz Series A common stock: 43,494 (2, 3, 4)

Liberty Starz Series B common stock: 333,605 (1,2)

	10	Shared Dispositive Power Liberty Capital Series A common stock: 0 Liberty Capital Series B common stock: 0 Liberty Starz Series A common stock: 0 Liberty Starz Series B common stock: 0

11

Aggregate Amount Beneficially Owned by Each Reporting Person
Liberty Capital Series A common stock:  116,154 (1, 2, 3, 4)

Liberty Capital Series B common stock:  834,013 (1)

Liberty Starz Series A common stock: 43,494 (2, 3, 4)

Liberty Starz Series B common stock: 333,605 (1, 2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
Liberty Capital Series A common stock 0.16% (4, 5)

Liberty Capital Series B common stock:  11.36% (5)

Liberty Starz Series A common stock: 0.09% (4, 5)

Liberty Starz Series B common stock: 11.35% (5)

14	Type of Reporting Person IN

(1)  Includes 6,986 LCAPA shares, 157,365 LCAPB shares, and 68,509 LSTZB shares owned by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett.

(2)  Includes 105,450 LCAPA shares and 41,820 LSTZA shares that may be acquired upon exercise of stock options exercisable within 60 days after September 23, 2011

(3) Includes 1,255 restricted shares of LCAPA and 725 restricted shares of LSTZA, none of which are vested or will vest within 60 days after September 23, 2011.

(4)  Does not include shares of LCAPA or LSTZA, respectively, issuable upon conversion of shares of LCAPB or LSTZB, respectively, owned by Mr. Bennett and Hilltop Investments, LLC; however, if such shares of LCAPA or LSTZA were included, Mr. Bennett would have sole voting and dispositive power over 950,167 LCAPA shares and 377,099 LSTZA shares and Mr. Bennett’s beneficial ownership of LCAPA and LSTZA, as a series, would be approximately 1.31% and 0.77%, respectively, in each case subject to the relevant footnotes set forth herein.

(5)  Based upon the following number of shares outstanding as of September 23, 2011 based on information provided by the Issuer: (i) 72,429,959 LCAPA shares, (ii) 7,342,191 LCAPB shares, (iii) 49,234,478 LSTZA shares and (iv) 2,938,005 LSTZB shares.  Each share of LCAPB is convertible, at the option of the holder, into one share of LCAPA and each share of LSTZB is convertible, at the option of the holder, into one share of LSTZA.  Each share of LCAPA and LSTZA is entitled to one vote, whereas each share of LCAPB and LSTZB is entitled to ten votes.  Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities representing approximately 5.27% of the voting power with respect to the general election of directors of the Issuer.  See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.  )

Statement of

ROBERT R. BENNETT

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION
(formerly known as Liberty CapStarz, Inc.)

Item 1.	Security and Issuer.

Robert R. Bennett is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of Liberty Media Corporation, a Delaware corporation formerly known as Liberty CapStarz, Inc. (the “Issuer”), beneficially owned by Mr. Bennett:

(a)          Series A Liberty Capital Common Stock, par value $0.01 per share (“LCAPA”);

(b)          Series B Liberty Capital Common Stock, par value $0.01 per share (“LCAPB”);

(c)           Series A Liberty Starz Common Stock, par value $0.01 per share (“LSTZA”); and

(d)          Series B Liberty Starz Common Stock, par value $0.01 per share (“LSTZB” and, together with LCAPA, LCAPB, and LSTZA, the “Common Stock”).

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Mr. Bennett is filing this Statement to report his acquisition of beneficial ownership, on September 23, 2011 (the “Effective Date”), of shares of LCAPA, LCAPB, LSTZA and LSTZB in connection with the split-off transaction (the “Split-Off”) completed on the Effective Date by Liberty Interactive Corporation (formerly known as Liberty Media Corporation) (“Liberty Interactive”), pursuant to which the Issuer became a separate, publicly traded company.  In the Split-Off, each outstanding share of Liberty Interactive’s Series A Liberty Capital common stock (“Old CAPA”) and Series B Liberty Capital common stock (“Old CAPB”) was redeemed for a share of LCAPA and LCAPB, respectively, and each outstanding share of Liberty Interactive’s Series A Liberty Starz common stock (“Old STZA”) and Series B Liberty Starz common stock (“Old STZB”) was redeemed for a share of LSTZA and LSTZB, respectively.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of LCAPA issuable upon conversion of shares of LCAPB and the shares of LSTZA issuable upon conversion of shares of LSTZB. At the option of the holder, each share of LCAPB is convertible into one share of LCAPA and each share of LSTZB is convertible into one share of LSTZA. The shares of LCAPA and LSTZA are not convertible. The holders of LCAPA, LSTZA, LCAPB, and LSTZB generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of LCAPB and LSTZB are entitled to 10 votes per share and the holders of LCAPA and LSTZA are entitled to one vote per share.

Item 2.	Identity and Background.

The reporting person is Robert R. Bennett, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112. Mr. Bennett is President of Hilltop Investments, LLC and a director of the Issuer.

During the last five years, Mr. Bennett has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Bennett is a citizen of the United States of America.

Item 3.	Source and Amount of Funds.

Mr. Bennett acquired beneficial ownership of the shares of Common Stock reported on this Statement on September 23, 2011 pursuant to the Split-Off.  In the Split-Off, Mr. Bennett, as a holder of shares of Old CAPA, Old CAPB, Old STZA and Old STZB, received (i) one share of LCAPA for each share of Old CAPA beneficially owned by him as of the Effective Time, (ii) one share of LCAPB for each share of Old CAPB beneficially owned by him as of the Effective Time, (iii) one share of LSTZA for each share of Old STZA beneficially owned by him as of the Effective Time,  and (iv) one share of LSTZB for each share of Old STZB beneficially owned by him as of the Effective Time. Options to purchase shares of Old CAPA and Old STZA held by Mr. Bennett were converted into options to purchase shares of LCAPA and LSTZA, respectively.

Item 4.	Purpose of the Transaction.

Mr. Bennett acquired beneficial ownership of the shares of Common Stock reported on this Statement on the Effective Date pursuant to the Split-Off. Mr. Bennett is a member of the board of directors of the Issuer.

Mr. Bennett does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Bennett may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Bennett will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Bennett, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)           Mr. Bennett beneficially owns (without giving effect to the conversion of LCAPB or LSTZB shares into LCAPA or LSTZA shares, as applicable) (i) 116,154 LCAPA shares (including (A) 6,986 LCAPA shares held by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett; (B) 105,450 LCAPA shares that may be acquired within 60 days after September 23, 2011 pursuant to stock options; and (C) 1,255 restricted shares of LCAPA, none of which are vested or will vest within 60 days after September 23, 2011) which represent approximately 0.16% of the outstanding shares of LCAPA; (ii) 834,013 LCAPB shares (including 157,365 LCAPB shares held by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett) which represent approximately 11.36% of the outstanding shares of LCAPB; (iii) 43,494

LSTZA shares (including (A) 41,820 LSTZA shares that may be acquired within 60 days after September 23, 2011 pursuant to stock options; and (B) 725 restricted shares of LSTZA, none of which are vested or will vest within 60 days after September 23, 2011) which represent approximately 0.09% of the outstanding shares of LSTZA; and (vi) 333,605 LSTZB shares (including 68,509 LSTZB shares held by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett) which represent approximately 11.35% of the outstanding shares of LSTZB. The foregoing percentage interests are based on (1) (i) 72,429,959 LCAPA shares, (ii) 7,342,191 LCAPB shares, (iii) 49,234,478 LSTZA shares and (iv) 2,938,005 LSTZB shares, in each case, outstanding as of September 23, 2011 based on information provided by the Issuer, and (2) as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by Mr. Bennett and exercisable within 60 days after September 23, 2011. Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities representing approximately 5.27% of the voting power with respect to the general election of directors of the Issuer.

(b)           Mr. Bennett, and, to his knowledge, Hilltop Investments, LLC each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock.

(c)           Except as described in this Statement, neither Mr. Bennett nor, to his knowledge, Hilltop Investments, LLC has executed any transactions in respect of the Common Stock within the last sixty days.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable.

Item 7.	Material to be Filed as Exhibits.
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2011
Date

/s/ Robert R. Bennett
Robert R. Bennett